Dynamic Leisure Corporation
                            5680-A W. Cypress Street
                                 Tampa, FL 33607
                                  813-877-6300

                                December 18, 2006


United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Max A. Webb, Assistant Director
Washington, D.C. 20549

Dear Mr. Webb:

         On behalf of Dynamic Leisure Corporation (the "Company"), please accept the following responses in connection with your comments dated September 28, 2006. For the sake of clarity, we have italicized the Commission's comments.

General
-------

      1. WE NOTE THE CHANGES YOU HAVE MADE THROUGHOUT MUCH OF THE PROSPECTUS IN RESPONSE TO COMMENT 3 FROM OUR LETTER DATED MAY 12, 2006, BUT WE REISSUE THE COMMENT. PLEASE ALSO REMOVE THE TERM "RESALES" FROM THE FINANCIAL STATEMENTS.

            The Company has written the third post-effective amendment to the registration statement on Form SB-2 to remove the term "resales" in favor of the appropriate term "sales."

Forward-Looking Statements, page 1
----------------------------------

      2. WE NOTE THE CHANGES YOU MADE IN RESPONSE TO COMMENT 4 FROM OUR LETTER OF MAY 12, 2006. PLEASE FURTHER REVISE TO REMOVE ALL REFERENCE TO THE SAFE HARBOR PROVISIONS IN THE FIRST SENTENCE.

            The Company has revised the third post-effective amendment to remove all reference to safe harbor provisions.

Prospectus Summary
------------------

      3. DISCLOSE NEAR THE BEGINNING OF THE SUMMARY THAT YOUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION AND THE REASONS NOTED FOR ISSUING THAT OPINION.

            The Company has included a statement in "Summary Information And Risk Factors-Company Overview" that the Company's auditors have issued a going concern opinion and the reasons therefore. See page 4.

      4. WE NOTE THE CHANGES YOU HAVE MADE IN RESPONSE TO COMMENT 6 FROM OUR LETTER OF MAY 12, 2006, BUT WE REISSUE THE COMMENT. PLEASE DISCLOSE THE REVENUES AND NET INCOME FOR DYNAMIC LEISURE GROUP FOR THE MOST RECENT AUDITED PERIOD IN THE NARRATIVE PORTION OF THE PROSPECTUS SUMMARY ON PAGE 2, IN ADDITION TO THE "SELECTED FINANCIAL DATA" SECTION ON PAGE 4.

            The Company has included the revenues and net loss for Dynamic Leisure Group for the most recent audited period accompanied with the unaudited revenue and net loss for the nine months ended September 30, 2006, as requested. See "Summary Information And Risk Factors-Company Overview" on page 4.

      5. ON PAGE 39 YOU STATE THAT "[N]EARLY ALL OF THE COMPANY'S CURRENT TRAVEL PRODUCTS ARE FOR DESTINATIONS IN THE CARIBBEAN AND MEXICO." PLEASE INCLUDE THIS INFORMATION BOTH HERE AND IN THE RISK FACTOR REGARDING WEATHER ON PAGE 14.

            The Company has added language in the third post-effective amendment indicating that nearly all of its current travel products are for destinations in the Caribbean and Mexico to the risk factor regarding weather. See "Risk Factors--The Travel Industry Is Subject To Numerous And Unique Risks That May Also Affect Our Business, Financial Condition, And Operations."

Risk Factors
------------

We have experienced historical losses, page 6
---------------------------------------------

      6. SINCE DYNAMIC LEISURE EFFECTIVELY BECAME THE REGISTRANT AS A RESULT OF THE REVERSE MERGER TRANSACTION IN 2006, PLEASE REVISE THIS DISCUSSION TO REFER TO DYNAMIC LEISURE'S NET LOSSES AND ACCUMULATED DEFICIT RATHER THAN THAT OF DYNECO CORPORATION.

            The Company removed references to financial information of Dyneco Corporation and inserted financial information for Dynamic Leisure Group, Inc. in the third post-effective amendment. See "Risk Factors--We Have Experienced Historical Losses And A Substantial Accumulated Deficit. If We Are Unable To Reverse This Trend, We Will Likely Be Forced To Cease Operations."

If we fail to create and increase, page 9
-----------------------------------------

      7. WE NOTE THE CHANGES YOU HAVE MADE IN RESPONSE TO COMMENT 9 FROM OUR LETTER OF MAY 12, 2006. PLEASE ADVISE WHAT "AND THE BRANDS WERE ISSUED BY FUTURE ACQUISITIONS" MEANS AT THE END OF THE SECOND SENTENCE. IN ADDITION, IN AN APPROPRIATE PLACE IN THE PROSPECTUS, PLEASE EXPLAIN MATERIAL ASPECTS OF THE MARKETING AND ADVERTISING

            "TEST PHASE" BEGUN IN JUNE AND JULY 2006, INCLUDING THE VENUES FOR SUCH EFFORTS, AND YOUR FUTURE PLANS TO INCREASE SPENDING IN THIS AREA. AS A BASELINE, PLEASE INDICATE HOW MUCH YOU CURRENTLY SPEND ON MARKETING AND ADVERTISING.

            The Company has changed the discussion in the risk factor entitled "If We Fail To Create And Increase Our Brand Recognition Among Consumers, We May Not Be Able To Attract And Expand Online Travel Sales" to clarify that the Company is referring to any other brands that the Company may acquire. In addition, the Company has deleted references to a marketing "test phase" and rewritten its Sales and Marketing section to discuss its current sales and marketing activities. To date, the Company's spending on marketing and advertising has not been significant. The Company expects to continue to use online advertising as its primary marketing vehicle, including low or no-cost methods such as targeted e-mail campaigns and search engine optimization, which the Company does not expect to increase its sales and marketing spending significantly. ."

Rapid technological changes, page 11
------------------------------------

      8. WE NOTE THE CHANGES YOU MADE IN RESPONSE TO COMMENT 12 FROM OUR LETTER OF MAY 12, 2006. PLEASE CLARIFY WHETHER "SUPPLIER LINK TECHNOLOGY" IS A NEW PRODUCT OR TECHNOLOGY YOU ARE TRYING TO DEVELOP AND LICENSE, OR WHETHER IT IS A THIRD-PARTY PRODUCT OR TECHNOLOGY THAT YOU PURCHASE OR LICENSE FROM THOSE THIRD PARTIES. ALSO, PLEASE CLARIFY WHETHER SUPPLIER LINK TECHNOLOGY IS THE SAME AS OR DIFFERENT THAN GLOBAL DISTRIBUTION SYSTEMS.

            The Company has deleted the reference to "OUR SUPPLIER LINK TECHNOLOGY" in the third post-effective amendment as it is just one of several components comprising our Tourscape software described elsewhere in the third post-effective amendment.

Although the company has changed its business plan, page 15
-----------------------------------------------------------

      9. WE NOTE THE CHANGES YOU HAVE MADE IN RESPONSE TO COMMENT 13 FROM OUR LETTER OF MAY 12, 2006, BUT WE REISSUE IT, IN PART. PLEASE BRIEFLY EXPLAIN WHAT AIR UNIVANE COMPRESSORS AND HYDROGEN CIRCULATORS ARE AND HOW THEY RELATE TO FUEL CELL SYSTEMS.

            The Company has deleted references to air UniVane compressors, hydrogen circulators, and fuel cell systems, as the Company entered into an agreement to transfer the last of these assets on October 5, 2006 to Buccaneer Exploration, Inc. This transaction was disclosed in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006 and has also been incorporated into this registration statement.

Directors and Executive Officers, page 21
-----------------------------------------

      10. YOU INDICATE IN THE PARAGRAPH AT THE TOP OF PAGE 22 THAT OFFICERS ARE ELECTED BY SHAREHOLDERS. HOWEVER, IN THE SECOND-TO-LAST PARAGRAPH AT THE BOTTOM OF PAGE 22, YOU INDICATE THAT THEY ARE APPOINTED BY THE BOARD OF DIRECTORS. PLEASE REVISE TO REMOVE THIS INCONSISTENCY.

            The Company has revised the third post-effective amendment to indicate consistently that directors are elected by shareholders and officers are appointed by and serve at the discretion of the board of directors.

      11. IF MARC J. LEVINE IS AN EXECUTIVE OFFICER, PLEASE PROVIDE ADDITIONAL INFORMATION ABOUT HIM AS REQUIRED BY ITEM 401 OF REGULATION SB, OR ADVISE.

            As of October 5, 2006, Marc J. LeVine is no longer an officer of the Company. The section on executive officers and directors has been updated to include the names and information required by Item 401 of Regulation SB for our current executive officers and directors.

Security Ownership of Certain Beneficial Owners and Management, page 24
-----------------------------------------------------------------------

      12. WE NOTE THE CHANGE YOU HAVE MADE IN THE CHART ON PAGE 25 IN RESPONSE TO COMMENT 19 FROM OUR LETTER DATED MAY 12, 2006. HOWEVER, IF MARC
            J. LEVINE IS AN EXECUTIVE OFFICER, PLEASE REVISE THE NUMBER OF OFFICERS AND DIRECTORS TO FOUR.

            See our response to Comment 11. The Registration Statement has been updated to reflect the current officers and directors and to include the information required by Item 401 for the Company's current officers and directors.

      13.   PLEASE REVISE THE CHART ON PAGE 25 TO REMOVE THE FOLLOWING
            DISCREPANCIES:

            o ACCORDING TO THE CHART, DANIEL BRANDANO HAS 3,011,102 SHARES OF COMMON STOCK. HOWEVER, FOOTNOTE 1 ONLY LISTS 2,622,217 SHARES OF COMMON STOCK;

            o THE NUMBER OF SHARES HELD BY "OFFICERS AND DIRECTORS AS GROUP" (3,284,434) DOES NOT MATCH THE SUM OF SHARES HELD BY DANIEL BRANDANO (3,011,102), ROBERT LEVINE (266,666), AND LEONARD SCULLER (206,666), WHICH TOTALS 3,484,434;

            o ACCORDING TO THE CHART, DIVERSIFIED ACQUISITION TRUST, LLC HAS 1,835,604 SHARES OF COMMONS STOCK. HOWEVER, FOOTNOTE 5 LISTS 2,795,546 SHARES OF COMMON STOCK; AND

            o THE PERCENTAGES IN THE THIRD COLUMN OF THE CHART ADD UP TO MORE THAN 100% (EVEN AFTER REMOVING THE PERCENTAGE FOR "OFFICERS AND DIRECTORS AS GROUP")

            The following changes have been incorporated into the third post effective amendment:

            o 333,333 shares of common stock have been removed from Mr. Brandano's holdings. These shares are held by an adult son of Mr. Brandano and Mr. Brandano has no voting or dispositive control over these shares.The beneficial ownership table footnote 1 now properly includes shares totaling 2,677,777 for Daniel G. Brandano.

            o The number of shares held by Officers and Directors as a group has been modified to reflect beneficial ownership of the current executive officers and directors.

            o The number of shares beneficially owned by Diversified Acquisition Trust has been modified and Note 11 has been corrected. Through prior ownership and the recent conversion of a convertible promissory note and related accrued interest Diversified Acquisition Trust owns 1,395,066 shares of outstanding common stock and holds a warrant to purchase 444,440 shares of the Company's common stock.

            o The percentages in the third column have been updated to reflect the correct beneficial ownership percentages.

      14. PLEASE ADVISE WHY GRQ CONSULTANTS, INC. AND ALPHA CAPITAL AKTIENGESELLSCHAFT WERE REMOVED FROM THE CHART.

            The Company revised the third post-effective amendment and removed GRQ Consultants, Inc. and Alpha Capital Aktiengesellschaft from the beneficial ownership table as their beneficial ownership of the Company's common stock is now less than five percent each.

Description of Business, page 29
--------------------------------

      15. WE REISSUE COMMENT 21 FROM OUR LETTER OF MAY 12, 2006. PLEASE GO THROUGH EACH SECTION DESCRIBING YOUR BUSINESS AND ASK WHETHER YOU HAVE PROVIDED A CURRENT DESCRIPTION BEFORE DESCRIBING ANY FUTURE PLANS. FOR EXAMPLE, IN "OUR MARKETING STRATEGY" ON PAGE 33, PLEASE DESCRIBE WHAT YOUR CURRENT STRATEGY IS, NOT WHAT "INDUSTRY ANALYSTS" SAY IS "IMPERATIVE" AND NOT WHAT YOU BELIEVE ONLINE TRAVEL AGENCIES "MUST" DO TO BE PROFITABLE. IF YOU HAVE LITTLE OR NO CURRENT MARKETING STRATEGY, THEN PLEASE SAY SO. AFTERWARD, YOU MAY DESCRIBE YOUR FUTURE MARKETING PLANS, THE STEPS NECESSARY TO REALIZE THEM, INCLUDING YOUR ESTIMATED COST FOR EACH STEP, AND, IF PRACTICABLE, YOUR TIMELINE. SIMILARLY, ON PAGE 32 DESCRIBE YOUR CURRENT INTERNET BUSINESS STRATEGY BEFORE DESCRIBING WHAT YOU "BELIEVE" YOU NEED TO DO TO BECOME PROFITABLE, AND DESCRIBE YOUR CURRENT INFRASTRUCTURE BEFORE DESCRIBING THE INFRASTRUCTURE YOU ARE "ACQUIRING AND DEVELOPING." CURRENT OPERATION, PAGE 30

            The Company has amended the Business Section to include a discussion of the Company's current business as well as to include the Company's current business strategies. Further, costs and expected dates were added where appropriate to provide the information requested by the Staff.

      16. PLEASE PROVIDE THE BASIS FOR YOUR STATEMENT ON PAGE 31 THAT "[O]VER RECENT MONTHS, MANY AIRLINES HAVE WITHDRAWN OR LIMITED" THE "NET" OR "BULK" CONTRACTS THAT YOU DESCRIBE. ALSO, INDICATE OVER WHICH MONTHS THIS HAS OCCURRED AND WHETHER OR NOT THE AIRLINES HAVE WITHDRAWN OR LIMITED YOUR ACCESS TO SUCH CONTRACTS. PLEASE CONSIDER A RISK FACTOR DESCRIBING THE IMPACT ON YOUR BUSINESS IF SUCH CONTRACTS WERE SIGNIFICANTLY REDUCED OR ELIMINATED.

            The Company has revised the third post-effective amendment to clarify its discussion with respect to the ability of a major airline to cancel existing "bulk" contracts and to clarify that at this point no airline has withdrawn or limited the Company's access to such contracts. The Company has also included a risk factor describing the potential impact on its business should such contracts be significantly reduced or eliminated in the future. See "Risk Factors--Our Business Benefits From Favorable "Net" Or "Bulk" Contracts, And Cancellation Or Limitation On Use Of These Contracts Could Adversely Affect Our Business."

      17. IN ADDITION, IS IT THE "ESTABLISHED RELATIONSHIPS" YOU MENTION ON PAGE 31 OR THE FACT THAT YOU ARE A TRAVEL WHOLESALER, AS DISCUSSED ON PAGE 33, OR BOTH, WHICH ALLOWS YOU ACCESS TO THESE "NET" OR "BULK" CONTRACTS? ARE ALL ONLINE TRAVEL AGENCIES YOU COMPETE AGAINST TRAVEL WHOLESALERS, THEREBY ALSO HAVING ACCESS TO SUCH CONTRACTS?

            The Company has rewritten the third post-effective amendment to indicate that our established relationships are the primary reason that the Company has access to "net" or "bulk" contracts and to further indicate that these "bulk" contracts are not exclusive to the Company. See "Business-Current Operations and Strategy-Expand Relationships With Suppliers."

      18. PLEASE INDICATE WHETHER THE SALE OF BUNDLED LEISURE TRAVEL PRODUCTS IS MERELY AN ASPIRATION OR SOMETHING YOU DO ALREADY, USING TOURSCAPE OR OTHERWISE.

            The Company has revised the third post-effective amendment to indicate that we already sell bundled leisure travel products.

      19. WE NOTE YOUR RESPONSE ON PAGE 31 TO COMMENT 29 FROM OUR LETTER OF MAY 12, 2006, WHERE YOU INDICATE THAT YOU HAVE MORE THAN 100 WEBSITES, "MOST OF WHICH HAVE BEEN OPERATING FOR AT LEAST 5 YEARS." HOWEVER, YOU ALSO STATE THAT "MANY" OF THOSE WEBSITES "ARE CURRENTLY IN DEVELOPMENT." PLEASE INDICATE HOW MANY OF THE 100 WEBSITES ACTIVELY GENERATE SUBSTANTIAL BUSINESS FOR YOU, HOW LONG THESE PARTICULAR SITES HAVE BEEN IN OPERATION, AND PROVIDE EITHER THE NUMBER OF HITS PER MONTH OR OTHER INFORMATION INDICATING HOW IMPORTANT THESE SITES ARE FOR GENERATING BUSINESS.

            The Company has rewritten the third post-effective amendment to clarify the discussion on websites and to address this comment.

      20. PLEASE DESCRIBE WHAT IT MEANS THAT YOUR DYNAMIC LEISURE AND ECASUAL BRANDS WILL BE "LAUNCHED" IN THE FALL OF 2006. HOW WILL YOU LAUNCH THEM? PLEASE DESCRIBE ANY NEW PRODUCTS OR NEW METHODS OF DELIVERY OF EXISTING PRODUCTS.

            The Company has rewritten the third post-effective amendment to delete the reference to "launched" and to clarify the Company's plans to increase sales. "See-Business-Strategy-Expand Our Customer Base."

Our Marketing Strategy, page 33
-------------------------------

      21. WE NOTE YOUR REFERENCE ON PAGE 34 TO "RELIABLE RESEARCH" REGARDING THE PERCENTAGE OF TRAVEL CUSTOMERS WHO LOOK BUT DO NOT BOOK ONLINE. PLEASE REVISE TO IDENTIFY THE SOURCE OF THIS INFORMATION. REFER TO RULE 436 OF REGULATION C. ALTERNATIVELY, YOU MAY REMOVE YOUR REFERENCES TO THE THIRD PARTIES AND ATTRIBUTE THE INFORMATION TO THE COMPANY, BASED ON ITS OWN RESEARCH. PLEASE PROVIDE SIMILAR INFORMATION REGARDING THE "STUDIES OF ONLINE TRAVEL' YOU MENTION ON PAGE 35.

            The Company has amended its discussion regarding its business strategies and removed these references to research sources.

Competition, page 34
--------------------

      22. PLEASE EXPLAIN WHAT YOU MEAN BY THE SECOND SENTENCE OF THE SECOND PARAGRAPH WHICH BEGINS, "THIS INCLUDES..." WHAT IS THE "THIS" YOU ARE REFERRING TO?

            The Company has rewritten the third post-effective amendment to delete this sentence.

Intellectual Property, page 35
------------------------------

      23. WE NOTE YOU RESPONSE TO COMMENT 32 FROM OUR LETTER OF MAY 12, 2006. IF YOUR LICENSING AGREEMENT WITH PARKER-HANNIFIN IS YOUR ONLY PATENT, TRADEMARK, LICENSE, FRANCHISE, CONCESSION, OR ROYALTY AGREEMENT, THEN PLEASE STATE THIS FACT. ALSO PLEASE REFERENCE HERE THE DISCUSSION ON PAGE 30 REGARDING THIS LICENSING AGREEMENT.

            The Company has deleted all references to the licensing agreement with Parker-Hannifin and other intellectual property formerly held by the Company, as an agreement to transfer the last remaining asset of this type was executed on October 5, 2006 for the transfer of the Parker-Hannifin license to Buccaneer Exploration, Inc. The agreement to transfer this license has been further described in the third post-effective amendment.

Recent Acquisitions and Capitalization, page 36
-----------------------------------------------

      24. WE REISSUE COMMENT 30 FROM OUR LETTER OF MAY 12, 2006, IN PART. IN RESPONSE TO OUR COMMENT, YOU INDICATE IN THE COVER LETTER THAT YOU HAVE ADDED INFORMATION REGARDING RESULTS ACHIEVED SINCE SEVERAL RECENT ACQUISITIONS, "INCLUDING THE NUMBER AND DOLLAR AMOUNT OF TRAVEL SALES AND CAR RENTALS." WE NOTE YOUR REVISED DISCLOSURE REGARDING THE NUMBER OF BOOKINGS SINCE ACQUISITION OF THE CASUAL CAR GENERAL SERVICE AGREEMENT IN JANUARY OF 2006. HOWEVER, SIMILAR INFORMATION IS NOT PROVIDED HERE OR IN THE FINANCIAL STATEMENT FOR YOUR ACQUISITIONS OF L'ATTITUDES, INC., ISLAND RESORT TOURS, INC., AND INTERNATIONAL TRAVEL AND RESORTS, INC. PLEASE REVISE TO INCLUDE SUCH INFORMATION OR ADVISE.

            The Company has inserted the revenue volume for each of the two travel companies from the date of acquisition through September 30, 2006 in the third post-effective amendment."See Business--Recent Acquisitions And Recapitalization."

Regulation Concerning Privacy, page 36
--------------------------------------

      25. YOU INDICATE THAT YOU "EXPECT" TO HAVE A PRIVACY POLICY. PLEASE STATE WHETHER OR NOT YOU HAVE ONE CURRENTLY. ALSO, PLEASE INDICATE WHETHER OR NOT THE FTC, THE EUROPEAN UNION OR ANY OTHER SOVEREIGH ENTITY IN WHICH YOU OPERATE CURRENTLY HAS PRIVACY REGULATIONS THAT APPLY TO YOU. IF YOU CURRENTLY HAVE A PRIVACY POLICY, DOES IT COMPLY WITH SUCH REGULATIONS? IF YOU DO NOT HAVE A PRIVACY POLICY BUT INTEND TO DEVELOP ONE, IS IT YOUR INTENTION THAT YOUR PRIVACY POLICY WILL COMPLY WITH SUCH REGULATIONS?

            The Company has rewritten the third post-effective amendment to address this comment.

Casual Car General Service Agreement, page 36
---------------------------------------------

      26. PLEASE DESCRIBE WHAT IT MEANS THAT THE "EUROPEAN MARKET" WILL BE "LAUNCHED" IN THE SECOND HALF OF THE YEAR. HOW WILL YOU LAUNCH THEM? IF YOU ARE REFERRING TO THE TERM SHEETS YOU HAVE SIGNED WITH TWO TRAVEL COMPANIES WITH EUROPEAN EXPERIENCE, AS DESCRIBED ON PAGE 34, THEN PLEASE STATE THIS FACT. PLEASE DESCRIBE ANY NEW PRODUCTS OR NEW METHODS OF DELIVERY OF EXISTING PRODUCTS.

            The term sheets with these travel companies have expired and have not been renewed. The Company has amended its business strategy discussion to discuss its plans with respect to expansion into the European market.

Three Months ended June 30, 2006 compared to the period from inception (May 16,
2005) to June 30, 2005, page 41
-------------------------------------------------------------------------------

      27. PLEASE TELL US AND EXPLAIN IN THE MD&A WHY THE VOLATILITY FACTOR REFERENCED ON PAGE 42 USED TO VALUE THE WARRANTS WAS REDUCED FROM 335% TO 271% DURING THE THREE MONTHS ENDED JUNE 30, 2006.

            The warrants referred to above are subject to variable accounting and the volatility factor on each issuance of warrants, therefore, is recalculated quarterly. The change in the volatility is a result of the change in the expected term of the warrants due to the passage of time which results in a change in the time frame from which the stock price data points to compute volatility were selected. Since volatility for the periods through June 30, 2006 were computed based on historical volatility of the corporation, less data points were selected from the beginning of the period and more data points were selected to update through June 30, 2006. This resulted in a decrease of volatility from 335% to 270% at June 30, 2006. Further changes to volatility as of September 30, 2006 have been disclosed in Note 7.

Securities Authorized for Issuance under Equity Compensation Plans, page 49
---------------------------------------------------------------------------

      28. PLEASE EXPLAIN WHY THE OUTSTANDING OPTIONS AND WARRANTS DISCLOSED ON PAGE 50 (223,644 OPTIONS AND WARRANTS WITH A WEIGHTED AVERAGE EXERCISE PRICE OF $5.99) AND THE OUTSTANDING OPTIONS TO ACQUIRE 124,539 SHARES AND OUTSTANDING WARRANTS TO ACQUIRE 859,337 SHARES AS DISCUSSED ON PAGE 52 ARE SIGNIFICANTLY LESS THAN THE OUTSTANDING WARRANTS/OPTIONS DISCLOSED IN NOTE 8 TO YOUR JUNE 30, 2006 FINANCIAL STATEMENTS OF 4,473,255. PLEASE RECONCILE AND REVISE THESE DISCLOSURES.

            The information detailed on former pages 50 and 52 related solely to options and warrants issued under DynEco Corporation's (the accounting acquiree in the reverse merger) equity compensation plans as of December 31, 2005. The information detailed in Note 8 of the Company's June 30, 2006 financial statements, includes options and warrants issued for acquisitions, financing and services that occurred after December 31, 2005 as well those included under DynEco's former equity compensation plans.

            Please note that Rule 102(d) requires disclosure of equity compensation plans as of the end of the most recently completed fiscal year end of the registrant. This means Rule 102(d) requires the disclosure of Dynamic Leisure Group, Inc.'s (the accounting acquirer in the reverse merger that occurred on January 13, 2006) equity compensation plans as of December 31, 2005 of which there was none. It would appear the disclosure of DynEco's former equity plans at December 31, 2005 would not be required. We have updated the registration statement to state that Dynamic Leisure Group had no equity compensation plans as of December 31, 2005.

            However, we have retained the prior disclosure regarding Dyneco Corporation's (the accounting acquiree and former registrant) outstanding options under these plans as of December 31, 2005 because these options were converted to Dynamic Leisure Group options, in effect, through the reverse merger.

Financial Statements
--------------------

Dynamic Leisure Corporation and Subsidiaries Unaudited Consolidated Financial Statements for the three and six months period ended June 30, 2006 Changes in L'Attitudes, Inc. Financial Statements Island Resort Tours, Inc. and International Travel and Resorts, Inc. Financial Statements
-----------------------------------------------------------------------------

Note 2 - Nature of Operations and Summary of Significant Accounting Policies
----------------------------------------------------------------------------

Revenue Recognition, page F-6
-----------------------------

      29. WE NOTE YOUR RESPONSE TO COMMENT 56 FROM OUR LETTER OF MAY 12, 2006, WHERE YOU STATE THAT THE COMPANY IS NOT REQUIRED TO BUY A SPECIFIC NUMBER OF LODGING OCCUPANCIES AND IS NOT REQUIRED TO PURCHASE A SPECIFIC NUMBER OF AIRLINE TICKETS. ALSO YOU STATE THAT YOU HAVE RISK OF PHYSICAL TICKET LOSS DURING DELIVERY, WHICH IS A WEAKER INDICATOR OF GROSS REPORTING, CONSIDERING THAT THE MAJORITY OF YOU SALES ARE INTERNET BASED. ADDITIONALLY, IT APPEARS THAT THE SUPPLIERS OF THE SERVICES OFFERED IN YOU TRAVEL PACKAGES ARE ASSUMING THE MAJORITY OF THE RESPONSIBILITY AND BUSINESS RISK OF PROVIDING THE SERVICES (I.E., LODGING AND AIR TRAVEL). BASED ON THE ABOVE, WE CONTINUE TO HAVE CONCERN AS TO THE APPROPRIATENESS OF GROSS REVENUE REPORTING FOR YOU REVENUE TRANSACTIONS. SINCE YOUR SUPPLIERS ASSUME THE MAJORITY OF THE BUSINESS RISKS, WHICH INCLUDE PROVIDING THE SERVICE AND THE RISK OF UNSOLD INVENTORY FOR THE LODGING AND AIR TRAVEL SERVICES IN YOUR TRAVEL PACKAGE, WE DO NOT UNDERSTAND WHY YOU DO NOT REPORT THESE TRANSACTIONS ON A NET RATHER THAN GROSS BASIS IN ACCORDANCE WITH EITF 99-19. PLEASE ADDRESS THE FOLLOWING WITH RESPECT TO YOUR REVENUES DURING THE VARIOUS PERIODS PRESENTED IN THE COMPANY'S, CLA'S AND IRT/ITR'S FINANCIAL
            STATEMENTS:

            o TELL US WHAT PORTION OR PERCENTAGE OF EACH ENTITY'S SALES ARRANGEMENTS WERE SUBJECT TO INVENTORY RISKS SIMILAR TO THAT DESCRIBED IN YOUR RESPONSE WITH RESPECT TO THE JAMAICAN RESORT HOTEL IN 2005.

            o TELL US WHAT PORTION OF EACH ENTITY'S SALES ARRANGEMENTS INCLUDE AIRFARES PURCHASED UNDER BULK AIRLINE TICKET CONTRACTS.

            o TELL US WHAT PORTION OF YOUR SALES REPRESENT SALES OF "BUNDLED" PACKAGES WHERE THE COMPANY HAS COMPLETE LATITUDE OR DISCRETION IN ESTABLISHING THE FINAL PRICE OF THE BUNDLED PRODUCTS. ALSO, TELL US WHAT PORTION OF THE COMPANY'S SALES REPRESENT ARRANGEMENTS WHERE THE COMPANY, NOT THE CUSTOMER HAS RIGHT TO DETERMINE THE SUPPLIER WHICH PROVIDES THE RELATED SERVICE.

            o EXPLAIN IN FURTHER DETAIL HOW THE COMPANY IS EXPOSED TO CREDIT RISK WITH RESPECT TO ITS SALES ARRANGEMENTS. EXPLAIN WHEN CUSTOMERS ARE REQUIRED TO PAY THE COMPANY FOR PURCHASED TRAVEL SERVICES AND PACKAGES AND WHEN THE COMPANY IS REQUIRED TO PAY ITS SUPPLIERS. ALSO, THE PORTION OF YOUR RESPONSE THAT INDICATES THE COMPANY IS EXPOSED TO CREDIT RISK WITH RESPECT TO CREDIT CARD CHARGES IS INCONSISTENT WITH THE DISCLOSURE ON PAGE F-88, WHICH INDICATES THE COMPANY HAS VERY LITTLE CREDIT RISK SINCE THE VAST MAJORITY OF TRAVEL PRODUCTS ARE PURCHASED IN ADVANCE. PLEASE RECONCILE AND REVISE THESE INCONSISTENCIES.

            o TELL US WHAT PORTION OF YOUR TOTAL REVENUES FOR EACH PERIOD WERE RECOGNIZED ON A GROSS VERSUS A NET BASIS.

            WE MAY HAVE FURTHER COMMENT UPON REVIEW OF YOUR RESPONSE.

            We acknowledge your continued concerns regarding the appropriateness of gross revenue reporting, and your request for quantitative information regarding our revenues has been incorporated into our response to your comment.

            EITF 99-19 indicates that the evaluations of factors leading to a determination of gross or net revenue reporting at times can be contradictory and is subject to significant judgment and subjectivity. As Comment 29 points out, the Company's business has indicators of both gross and net revenue reporting. For similar reasons, the Company currently recognizes revenue under the gross method of accounting for certain revenue streams and under the net basis of accounting for other revenue streams. For example, the Company's revenues for the nine months ended September 30, 2006, were $4,307,315 with revenues derived primarily from the sale of vacation packages recorded on the gross method of accounting, and the sale of airline tickets recorded on the net revenue method of accounting, when issued, and certain fees or commissions considered earned. The following tables set forth revenues by subsidiary and by the nature of the revenues for nine months ended September 30, 2006 as reported by the Company and the years ended December 31, 2005 and 2004 for Changes in L'Attitudes and IRT/ITR:

For the nine months ended September 30, 2006

                                   Changes                 Dynamic
                                      in                   Leisure
         Revenue Type            L'Attitudes   IRT/ITR      Group       Total
--------------------------------  ----------  ----------  ----------  ----------
Vacation Packages - reported
    gross ......................  $3,234,708  $  312,615  $        -  $3,547,323
Airline tickets and other fees
    based on the agency model
    - reported net .............           -     706,012           -     706,012
Other ..........................           -           -      53,980      53,980
                                  ----------  ----------  ----------  ----------
Total ..........................  $3,234,708  $1,018,627  $   53,980  $4,307,315
                                  ==========  ==========  ==========  ==========

            We have complete latitude and discretion in establishing the final price of bundled vacation packages. We also have latitude and discretion in establishing the final price of certain airline tickets sold by IRT/ITR; however, the Company does not presently account for these sales separately and they are included in the $706,012 recorded on a net basis, as set forth above.

For the year ended December 31, 2005

                                   Changes                 Dynamic
                                      in                   Leisure
         Revenue Type            L'Attitudes   IRT/ITR      Group       Total
--------------------------------  ----------  ----------  ----------  ----------
Vacation Packages - reported
    gross ......................  $5,737,408  $1,084,277  $        -  $6,821,685
Airline tickets and other fees
    based on the agency model
    - reported net .............           -   1,495,364           -   1,495,364
Other ..........................           -           -           -           -
                                  ----------  ----------  ----------  ----------
Total ..........................  $5,737,408  $2,579,641  $        0  $8,317,049
                                  ==========  ==========  ==========  ==========

For the year ended December 31, 2004

                                   Changes                 Dynamic
                                      in                   Leisure
         Revenue Type            L'Attitudes   IRT/ITR      Group       Total
--------------------------------  ----------  ----------  ----------  ----------
Vacation Packages - reported
    gross ......................  $6,397,633  $1,263,623  $        -  $7,661,256
Airline tickets and other fees
    based on the agency model
    - reported net .............           -   1,851,540           -   1,851,540
Other ..........................           -           -           -           -
                                  ----------  ----------  ----------  ----------
Total ..........................  $6,397,633  $3,115,163  $   00,000  $9,512,796
                                  ==========  ==========  ==========  ==========

            Changes in L'Attitudes and IRT/ITR had complete latitude and discretion in establishing the final price of bundled vacation packages. IRT/ITR also had latitude and discretion in establishing the final price of certain airline tickets it sold; however, IRT/ITR did not separately account for these sales and they are included in the $1,495,364 and $1,851,540 recorded on a net basis, as set forth above for 2005 and 2004, respectively.

            Based on your comment letter dated September 28, 2006, the Company has reassessed its accounting policy on revenue reporting by reviewing its business practices, supplier contracts, marketing materials, customer correspondence and EITF 99-19, including its 13 examples.

            CONCLUSION REGARDING REVENUES UNDER AGENCY MODEL

            The Company offers travel products and services on a bundled-package and stand-alone basis supplied through its subsidiaries acquired on February 8, 2006, and March 6, 2006, utilizing two different business models: merchant model and the agency model. Under the merchant model, the Company markets and sells bundled travel products (vacation packages) and stand-alone travel products. Under the merchant model, the Company establishes wholesale contracts with suppliers; creates vacation packages utilizing multiple components and suppliers; establishes the selling price for travel products; markets and makes these products available to potential customers; assesses customers' travel product specifications; makes recommendations of products that meet customers' specifications; processes customer payments through a credit card processing service where the Company is the merchant of record for the complete package; facilitates the booking of hotel rooms, airline seats, ground transportation/transfers, other destination services and car rentals with suppliers; provides travel documents to customers and provides customer service and customer complaint resolution. The Company records revenues under this model on the gross method of accounting as explained in greater detail in later sections of this response.

            Unlike under the merchant model, the Company also acts as the agent for travel product suppliers and receives a fee or commission for its services under the agency business model. Customers receive most of the same services under both models; however, the Company is generally selling just airline tickets, is not the merchant of record in the processing of the customers' credit cards and does not establish the selling price of travel products. In addition, the Company also commonly receives fees from global distribution systems partners who control the computer systems through which these reservations are booked. The Company records revenues earned under the agency model on a net revenue basis, as several weaker indicators of gross reporting are not present under the agency model as compared to the merchant model, and the Company is paid a commission on agency model transactions, a strong indicator of net reporting.

            CONCLUSION REGARDING REVENUES UNDER MERCHANT MODEL

            The Company's reassessment of the gross and net indicators related to revenues from its merchant model is as follows:

                            Strong Indicator of Gross
                            -------------------------

                  o The Company is the primary obligor from the view of the customer.

                           Weaker Indicators of Gross
                           --------------------------

                  o The Company's customers have unique specifications for each vacation package purchased. The Company is responsible for customer claims resulting from errors in the specifications of vacation package components received by the customer.

                  o The Company has complete latitude in negotiating the selling price of vacation packages with customers.

                  o The Company earns a variable amount in each transaction equal to the difference between the selling price negotiated with the customer and the amount to be paid to the suppliers.

                  o The Company collects payment from the customer and is obligated to pay the suppliers.

                  o Credit risk is relevant to the Company regarding customer charge backs and unreimbursed refunds to customers for supplier acceptability and other related supplier issues.

                  o The Company does not promote "partnering" with its suppliers as do many travel resellers where the reseller and supplier do joint marketing and share credit risk relative to their proportionate share of revenue.

                  o Inventory risk is relevant to the Company regarding its risk of losing valuable airline contracts because of lack of sales volume and the risk of lost airline tickets.

                  o The Company has the financial risk of loss on the entire price of a vacation package if a customer is dissatisfied with a single component of the vacation package as the customer's credit card charge back is the entire price of the vacation package.

                             Strong Indicator of Net
                             -----------------------

                  o     None

                            Weaker Indicators of Net
                            ------------------------

                  o The Company has a lack of general inventory risk. o The Company has a lack of substantial credit risk.

                  o The Company disclaims liability for loss or damage to property or injury to customer, caused by reason of any act or omission, intentional negligence or otherwise by independent supplier.

            Based on the greater weight of the indicators above, the Company has concluded that revenues should be recorded on a gross basis for its bundled vacation packages and its stand-alone travel products procured under the merchant model and sold to customers in the same manner and through the same delivery model as its bundled vacation products.

                                 Primary Obligor
                                 ---------------

            The determination of the "primary obligor" is properly made from the customer's perspective, per EITF 99-19. We evaluated our models of doing business and our relationship with our customers and believe the Company is the primary obligor to the customer in the sale of vacation packages and similarly sold travel products. In making this evaluation, we believe it is important to understand the following about our business:

                  1. The options available to prospective customers to purchase to travel products.

                  2. The bundled nature of the Company's vacation package products.

                  3.    The services provided to the customer by the Company.

                  4. The Company's involvement in dispute resolution regarding travel products.

            Potential leisure travel customers have thousands of sources available to them from which they may acquire travel products; however, these sources generally fall into one of four main categories:

                  o Purchase individual travel products from an airline, hotel, transfer company and/or car rental company who carries direct inventory risk for usage.

                  o Purchase a travel product through a consolidator who blocks seats or rooms and carries direct inventory risk for usage.

                  o Purchase a bundled vacation package or a stand-alone travel product from a travel company (agency or tour operator) operating under the agency model who receives a commission for reselling these products either from the end provider (hotel, airline or rental car company).

                  o Purchase a bundled vacation package or stand-alone travel product on a retail basis from a tour operator operating under the merchant model.

            Travel agencies and retail tour operators create a niche in the travel market dominated by the end providers (hotels, airlines and rental car companies) by offering a service relationship to the end user that includes product education, needs assessment, sourcing of product based upon customer specifications and coordinating the fulfillment of all aspects of travel products being offered. As the Company delivers its services, it also secures the trust of customers. From the customer's perspective, the Company is a source of information, assumes a fiduciary responsibility for coordinating all aspects of fulfillment of travel products including, and most importantly, coordinating all aspects of itineraries, paying all suppliers and the delivery of products meeting the customer's unique specifications. As a result, any issues customers might have with the final acceptability of travel products ultimately are resolved by the Company's customer service personnel. The customers view the Company as having the primary obligation for the acceptability of the travel products because the customer paid the Company for the products. As a result, the Company bears risk of loss if such issues are not resolved to the customer's satisfaction and the customer demands a refund, reverses the charges on their credit card or files a claim against the Company.

            Customers are not concerned whether or not the Company will be reimbursed by its travel suppliers. Customers expect the Company to manage its relations with its suppliers independently from them. In fact, the Company does manage its relationship with suppliers under the merchant model, and under contracts with its suppliers, the Company generally cannot require suppliers to reimburse them for customer refunds or credit card charge backs. The Company currently has 233 wholesale contracts with hotel companies (most with multiple hotel/resort properties), 16 bulk air contracts with airlines and 2 wholesale contracts with international rental car companies. These contracts contain various conditions governing and restricting the supplier's liability for actions taken by the Company relative to customer interaction. These include the Company's reimbursement for customer complaints about suppliers and loss, damage, liability or expense arising from the Company's acts or omissions in connection with reservations or related documents and customer cancellations beyond cut-off dates, to name a few. Though the Company doesn't guarantee the acceptability of any supplier's product to its customers, the suppliers put the Company at risk by specifically excluding any obligation to reimburse the Company for customer refunds or credit card charge backs for whatever reason.

            In summary, the Company generates a substantial portion of its revenue from the sale of bundled vacation package or stand-alone travel products on a retail basis under the merchant model and a much smaller and decreasing percentage of its revenue under the agency model. Our customers have many options in selecting a vender from whom they purchase travel products. If they proceed with the purchase of travel products from the Company, customers rely on the Company's representations regarding the fulfillment of travel products that meet customers' specifications. Fulfillment in the travel industry encompasses all the back office coordination of booking reservations, providing travel documents, paying suppliers, providing customer service, providing airline service, ground transportation and lodging, addressing complaints and processing refunds, if appropriate. Customers hold the Company accountable for problems experienced with mixed-up reservations, wrong accommodations, acceptability issues or with changes to itineraries. These are primary indicators that customers believe the Company is the primary obligor in the purchase of travel products. Being the primary obligor to the customer is a strong indicator of gross reporting.

            It should be noted that the Company's promotional materials disclaim liability for loss or damage to property or injury to person, caused by reason of any act or omission, intentional negligence or otherwise by the Company's independent suppliers. These losses are separate and apart from Company representations relating to the acceptability of travel products delivered to customers and the associated risk of loss to the Company.

              Primary Obligor - Analogy from EITF 99-19; Example 13
              -----------------------------------------------------

            During the Company's reevaluation of its revenue recognition policies in accordance with EITF 99-19, we reviewed Example 13 of EITF 99-19. This example provides an illustration where Travel Discounter is a wholesaler of airline tickets and the merchant of record in transactions. Travel Discounter's focus is on the sale of a single, stand-alone product--an airline ticket. The EITF concluded Travel Discounter's revenues should be reported net because the airline is seen as the primary obligor from the perspective of the customer, a strong indicator of revenue recognition, despite the fact multiple weaker indicators of gross reporting existed. This conclusion indicates to us that the EITF believed Travel Discounter was viewed as an agent for the airline and nothing more.

            The Company believes it is substantially more than an agent for airlines, hotels, transfer companies and rental car companies and, as a result, is the primary obligor from the customers' perspective. The most significant differences between Travel Discounter in Example 13 and the Company are the nature of the products being offered (airline seats versus bundled vacation packages); the level of product knowledge required by the Company's travel consultants; the back office logistical considerations for booking and paying suppliers in a multiple component travel package and service and dispute resolution services provided before, during and after the sale. The Company provides a much more robust service to its customers which integrates multiple travel products to provide a total leisure travel solution. Customer focus here is on a complete bundled and integrated vacation package. For these and other reasons expressed in this response, the Company believes it is the primary obligor from its customers' perspective.

            Despite the fact we believe the Company is the primary obligor from the customer's perspective, we do record a portion of our revenues on a net basis as described in the introductory section of the response.

                            Third Party Business Risk
                            -------------------------

            In Comment 29 of your September 28, 2006 letter, you assert the existence of third-party business risk as the main indicators of net reporting for the Company by stating, "IN ADDITION, IT APPEARS THAT THE SUPPLIERS OF THE SERVICES OFFERED IN YOUR TRAVEL PACKAGES ARE ASSUMING THE MAJORITY OF THE RESPONSIBILITY AND BUSINESS RISK OF PROVIDING THE SERVICE (I.E., LODGING AND AIR TRAVEL)."

            Further, you state "SINCE YOUR SUPPLIERS ASSUME THE MAJORITY OF THE BUSINESS RISKS, WHICH INCLUDE PROVIDING THE SERVICE AND THE RISK OF UNSOLD INVENTORY FOR THE LODGING AND AIR TRAVEL SERVICES IN YOUR VACATION PACKAGE, WE DO NOT UNDERSTAND WHY YOU DO NOT REPORT THESE TRANSACTIONS ON A NET RATHER THAN GROSS BASIS IN ACCORDANCE WITH EITF 99-19."

            We sought to analogize your views on third-party business risk and third-party providing of core services/products to the end customer in Comment 29 with EITF 99-19 and its 13 examples. We found Example 2 contained many of the same elements you set forth in your Comment--a third-party supplier provided a core product and delivered customer service after the sale by the retailer. We compared the facts and the EITF's findings of Example 2 with the facts regarding our Company's business. Our observations are set forth below:

                                  Differences:

                  o The reseller in the example had the sole discretion in selecting a specific supplier without customer input. In most cases, the Company's customers have the final say in the selection of suppliers.

                  o The reseller in the example is selling a physical product. The Company is selling a travel product which is mainly a service.

                  o The reseller's customers deal with the manufacturer on issues of acceptability of the product. In the Company's situation, customers deal with the Company on issues of acceptability of the product.

                  Differences Mitigated by Other Circumstances:

                  o The reseller in the example extended 30-day payment terms to the customer. However, it would appear the only reason the reseller wouldn't require an advance payment on a large custom furniture order is either that the customer is an excellent credit risk or another type of relationship exists between the parties and, as a result, the reseller believes its credit risk to be low. Absent these assumptions, a reseller would require an advance deposit or payment in full prior to placing a custom furniture order. In contrast, the Company collects payments from its customers in advance of travel dates.

                                  Similarities:

                  o The reseller in the example and the Company manage the customer relationship.

                  o The customer had unique specifications that the reseller and the Company must accommodate.

                  o The reseller in the example and the Company have latitude in negotiating the selling price.

                  o The reseller in the example and the Company place orders with a third-party supplier.

                  o The reseller in the example and the Company collect payment from the customer and are obligated to pay the supplier.

                  o The reseller in the example and the Company do not hold inventory, and neither the reseller nor the Company ever takes possession of the product ordered from the supplier.

                  o The reseller in the example and the Company earn a variable amount in the transaction equal to the difference between the selling price negotiated with the customer and the amount to be paid to the supplier.

                  o The reseller in the example and the Company are responsible for customer claims resulting from errors in specifications.

                  o The reseller's order contract with the customer requires the customer to seek remedies for defects from the supplier under its warranty. Likewise, the Company disclaims liability for loss or damage to property or injury to person, caused by reason of any act or omission, intentional negligence or otherwise by the Company's independent suppliers.

            The reseller in Example 2 does not assume any responsibility or business risk associated with providing the end product. The reseller has no control or risk associated with the chosen manufacturer's backlog, under capacity or investments in physical plant. Lastly, the reseller does not share in the business risk or reward enjoyed by the furniture manufacturer. Therefore, based on our reading, it appears that the Staff's standard requiring the Company to assume a portion or all of a suppliers' business risk in order to record revenue on a gross basis is a higher standard than was contemplated by EITF 99-19.

            The Company's lack of assumption of its suppliers' business risk may be a weak indicator of net reporting and it does not trump the many indicators of gross reporting described in Example 2 or in our fact pattern described above.

                                   Credit Risk
                                   -----------

            Customers pay the Company by credit card either in whole upon the purchase of travel products or in accordance with scheduled payment dates, generally all prior to the date of travel. A deposit is paid when the reservation is booked. The deposit amount varies depending on our product line and totals, at a minimum, $200 plus the Company's cost of the airline ticket portion of the vacation package. After the customer books with us, the Company provides the customer with information regarding use of the Company's on-line payment system and the deadline for paying the balance due. If the balance due is not received by the deadline, Company reservation staff follow up with the customer regarding paying the balance due. The payments are recorded in deferred merchant bookings until the departure date at which point revenue is recorded.

            As a result of its business practices, the Company has no credit risk relative to accounts receivable in the ordinary course of business. However, the Company is at risk of credit card charge backs initiated by the customer for any reason. The Company's risk of loss is greatly increased if such charge backs occur after the supplier's cancellation date. The supplier's cancellation date usually occurs weeks prior to the customer's travel date and when the Company is required to pay the supplier. Any supplier refunds beyond that date are prorated or forfeited. For vacation packages cancelled by our customers after the specified period of time, we charge the customer a cancellation fee or penalty that is at least equal to the amount suppliers might invoice us for the cancellation. However, we are at risk of the customer reversing these charges on their credit card resulting in a loss to the Company.

            The fact pattern surrounding the Company's credit risk has contradictory indicators of gross and net revenue reporting. The Company has experienced no losses for the nine months ended September 30, 2006, which would indicate minimal credit risk; however, the Company believes the potential risk of loss from unreimbursed credit card charge backs outweighs the absence of risk from accounts receivable and, therefore, is a weaker indicator of gross reporting.

                        Credit Risk from Revenue Sharing
                        --------------------------------

            The Company does not promote "partnering" with its suppliers as do many travel resellers where the company and supplier do joint marketing and share credit risk relative to their proportionate share of revenue. Conversely, the Company has contracts with a diverse group of competing airlines, hotels, ground transportation companies and car rental companies. The Company customizes vacation packages by only using suppliers that meet each customer's specifications for destination, availability and price. This results in each supplier's products being evaluated against other suppliers during each customer sale opportunity. This is a weaker indicator of gross reporting.

            Suppliers have no say over the Company's assembly and pricing of other components of the vacation package and receive no share of revenue from the other travel components--a weaker indicator of gross reporting according to Example 7 of EITF 99-19.

                                 Inventory Risk
                                 --------------

            The Company generally contracts in advance with hotels to obtain access to room allotments at wholesale rates. Certain contracts specifically identify the number of potential rooms and the negotiated rate of the rooms to which we may have access over the terms of the contracts, which are generally for one year and have historically been renewed in the ordinary course of business. Other contracts are not specific with respect to the number of rooms and the rates of the rooms to which we may have access over the terms of the contracts. In either case, we may return unbooked hotel room allotments with no obligation to the lodging providers within a period specified in each contract. As described above, for hotel rooms that are cancelled by our customers after the specified period of time, we charge the customer a cancellation fee or penalty that is at least equal to the amount a hotel may invoice us for the cancellation. However, we are also at risk of the customer reversing these charges on their credit card resulting in a loss to the Company.

            Prior to acquisition by the Company, Changes in L'Attitudes occasionally purchased lodging inventory in advance with full inventory risk before customer orders were placed. The purchasing in advance of lodging inventory is not currently a business strategy being pursued by the

            Company and no such transactions have been entered into in the nine months ended September 30, 2006.

            As indicated in our responses dated September 13, 2006, to your comment letter dated May 12, 2006, the Company is not "required" to buy a specific number of airline tickets pursuant to its bulk air contracts. However, the airlines maintain usage statistics of the Company and other wholesalers. It is our understanding that approximately 80% of the previously outstanding bulk air contracts with travel companies were cancelled by one of the major airlines and we believe other airlines are likewise thinning out low-volume wholesalers. We believe this is an indication that airlines are attempting to limit access to favorable airline ticket pricing to those travel companies that meet internally established minimum seat requirements. Therefore, the Company bears an indirect risk of airline seat inventory, as the loss of airline contracts would have an adverse effect on the Company.

            In summary, the Company usually has no airline seat and hotel room inventory risk, i.e. general inventory risk. This is a weaker indicator of net revenue reporting; however, the Company does have indirect inventory risk related to the risk of losing its valuable airline contracts because of lack of volume and the risk of lost airline tickets. These are weaker indicators of gross revenue reporting.

Note 5 - Property and Equipment, page F-9
-----------------------------------------

      30. BASED ON YOUR DESCRIPTION OF "SOFTWARE IN DEVELOPMENT" IN THE LAST PARAGRAPH ON PAGE F-9, WE ARE UNCLEAR AS TO WHY YOU BELIEVE IT IS APPROPRIATE TO CAPITALIZE THE $641,347 OF COSTS INCLUDED IN YOUR JUNE 30, 2006 BALANCE SHEET. PLEASE TELL US WHY YOU BELIEVE THE TREATMENT USED FOR THESE COSTS COMPLIES WITH THE GUIDANCE OUTLINED IN SOP 98-1, SFAS NO. 86, OR OTHER RELEVANT ACCOUNTING LITERATURE, AS APPLICABLE.

            The Company has added additional disclosure to Note 5 describing the purchase of third-party software in 2005 comprising most of the $641,347. SOP98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE, governs the Company's accounting for these costs as the Company has no substantive plans to market the software externally. The Company previously reviewed both SFAS 86 and SOP 98-1 when determining the accounting treatment. The software and source code was purchased for internal use as a platform for providing our customer services. We had reviewed the requirements of SOP 98-1 and determined that this software met the requirements as internal use software. Accordingly, SFAS 86 does not apply and SOP 98-1 applies. We note that the software was purchased as a fully functional package subject only to minimal set-up costs such as initial set up, data transfer and training and thus meets the requirements for capitalization at the purchase date. Depreciation is planned to begin once the software is placed into service. Although upon purchase, we did not intend and have no plans to license or sell the software, we do have that option but only with the consent of the seller. Therefore we believe that SOP 98-1 still applies and if the Company determines at a future date to sell or license the software, proceeds received from the license of the software, net of direct incremental costs of marketing, will be applied against the carrying value of the software in accordance with SOP 98-1.

Note 6 - Convertible Notes Payable with Warrants, Notes Payable and Loans, pages F-10 through F-14
--------------------------------------------------------------------------------

      31. WE NOTE FROM YOUR DISCLOSURE THAT YOUR CONVERTIBLE NOTE HOLDERS HAVE THE RIGHT TO CONVERT THE DEBT TO COMMON STOCK AT A FIXED CONVERSION RATE RANGING FORM $0.75 TO $1.50 AND THAT SOME OF THESE NOTE HOLDERS ALSO HOLD DETACHABLE WARRANTS ISSUED IN CONJUNCTION WITH THE DEBT. CONSIDERING THE SIGNIFICANCE OF THESE TRANSACTIONS FOR THE INTERIM PERIOD ENDED JUNE 30, 2006, PLEASE REVISE TO PROVIDE A TABLE WHICH INCLUDES FOR EACH CONVERTIBLE PROMISSORY NOTE DISCLOSURE OF THE PRINCIPLE AMOUNT, DEBT DISCOUNT, REPAYMENTS, AND TOTAL BALANCE AT PERIOD END. ALSO FOR EACH CONVERTIBLE PROMISSORY NOTE, PROVIDE A TABLE THAT (1) BREAKS OUT THE DEBT DISCOUNT AT THE INCEPTION OF THE LOAN BETWEEN WARRANT LIABILITY DISCOUNT AND BENEFICIAL CONVERSION FEATURE DISCOUNT AT THE END OF THE PERIOD. YOU SHOULD ALSO TELL US AND DISCLOSE IN DETAIL THE METHODS AND ASSUMPTIONS USED IN ESTIMATING THE WARRANT LIABILITY DISCOUNT AND THE BENEFICIAL CONVERSION FEATURE DISCOUNT ASSOCIATED WITH EACH CONVERTIBLE DEBT OBLIGATION OUTSTANDING. ADDITIONALLY, PLEASE PROVIDE THE TERM AND AMORTIZATION PERIOD FOR EACH CONVERTIBLE PROMISSORY NOTE. FINALLY, FOR EACH WARRANT LIABILITY AS DESCRIBED IN NOTE 9, PLEASE PROVIDE A ROLL FORWARD TABLE TO DISPLAY HOW THE BALANCE (I.E., THE REASON FOR THE CHANGE IN YOUR ASSUMPTIONS). THESE DISCLOSURES APPEAR MEANINGFUL AND RELEVANT IN VIEW OF THE SIGNIFICANT CHANGES THAT OCCURRED IN THE BALANCE SHEET ACCOUNTS AND THE MATERIAL NATURE OF THESE TRANSACTIONS.

            The Company has revised the third post-effective amendment to include tables and notes containing the information requested. See Notes 6 and 7 (formerly Note 9).

March 2, 2005 Convertible Notes and Modification and Waiver Agreement
---------------------------------------------------------------------

      32. PLEASE TELL US AND EXPLAIN IN NOTE 6 THE FACTORS THAT RESULTED IN RECOGNITION OF INCOME OF $198,044 FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND RECOGNITION OF EXPENSE OF $139,807 FOR THE SIX MONTHS ENDED JUNE 30, 2006 IN CONNECTION WITH THE WARRANTS ISSUED IN CONNECTION WITH THE MODIFICATION OF THE MARCH 2, 2005 CONVERTIBLE NOTES.

            The warrants issued in connection with the March 2, 2005 were are accounted for as derivatives and are subject to revaluation each quarter. Please see our response to Comment 27 regarding the quarterly revaluation of the warrant liability. See Footnote 7 for a roll forward of the warrant liability and related warrant income/expense.

Note 8 - Stockholders' Deficit
------------------------------

General
-------

      33. CONSIDERING THE SIGNIFICANT NATURE OF YOUR STOCKHOLDERS' DEFICIT ACTIVITIES DURING YOUR INTERIM PERIOD ENDED JUNE 30, 2006, PLEASE PROVIDE A STATEMENT OF STOCKHOLDERS' DEFICIT, WHICH DISCLOSES IN DETAIL ALL TRANSACTIONS THAT AFFECTED YOUR STOCKHOLDERS' DEFICIT. THIS DISCLOSURE APPEARS MEANINGFUL AND RELEVANT IN VIEW OF THE SIGNIFICANT CHANGES IN STOCKHOLDERS EQUITY THAT OCCURRED DURING THE SIX MONTHS ENDED JUNE 30, 2006 AS WELL AS THE VOLUME OF EQUITY TRANSACTIONS THAT OCCURRED DURING THIS PERIOD.

            The Company has inserted a statement of stockholders' deficit that reflects all transactions that affected stockholders' deficit for the nine months ended September 30, 2006. All equity transactions that occurred during this period are described in detail, by type of transaction, in Note 9.

Common Stock Issued in Conversion of Convertible Notes Payable, page F-16
-------------------------------------------------------------------------

      34. WE NOTE THE DISCLOSURE INDICATING THE COMPANY ISSUED A TOTAL OF 386,210 SHARES OF COMMON STOCK ON THE CONVERSION OF SIX CONVERTIBLE NOTES PAYABLE TOTALING $325,000 PLUS ACCRUED INTEREST AT $0.90 PER SHARE. PLEASE CONFIRM THAT THE CONVERSIONS WERE MADE IN ACCORDANCE WITH THE ORIGINAL CONVERSION TERMS OF THE CONVERTIBLE NOTES. ALSO, PLEASE INDICATE IN NOTE 8 WHETHER ANY UNAMORTIZED DISCOUNT OF BENEFICIAL CONVERSION FEATURE ASSOCIATED WITH THE CONVERTIBLE NOTES WAS REQUIRED TO BE RECOGNIZED AS INTEREST EXPENSE IN CONNECTION WITH THE CONVERSION. REFER TO THE GUIDANCE OUTLINED IN PARAGRAPH 21 OF EITF 00-27.

            The conversions were made in accordance with the original conversion terms of convertible notes adjusted for the effects of the reverse merger and the 30:1 reverse stock split. As a result, the original conversion price of $1.00 changed to $.90.

            The Company has revised Note 9 (formerly Note 8) to third post-effective amendment to include information concerning the recognition of interest expense for any unamortized debt discount related to the conversion of these notes.

Common Stock Warrants and Options, page F-16
--------------------------------------------

      35. PLEASE PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 64 AND A240 OF SFAS NO.123(R). SEE THE ILLUSTRATION IN PARAGRAPH A240 OF SFAS NO.123(R) FOR AN EXAMPLE.

            Under the heading of Common Stock Warrants there is only one warrant that was compensatory and therefore subject to SFAS 123R and related disclosures. This is disclosed in paragraph one which has been revised to expand our discussion on the basis for the volatility and expected term assumptions used. We have revised this section to include relevant portions, as applicable, of the required disclosures. All other warrants were issued for cash or as part of the recapitalization and are not share-based payments subject to SFAS 123R. We have, however, provided a table in Note 9 (formerly
            Note 8) summarizing those warrants as well in a format similar to the SFAS 123R disclosures.

      36. PLEASE TELL US AND REVISE NOTE 8 TO DISCLOSE THE NATURE AND SIGNIFICANT TERMS OF THE TRANSACTIONS IN WHICH THE COMPANY ISSUED WARRANTS TO ACQUIRE 2,708,897 COMMON SHARES DURING THE SIX MONTHS ENDED JUNE 30, 2006. AS PART OF YOUR RESPONSE AND YOUR REVISED DISCLOSURE, PLEASE INDICATE THE EXERCISE PRICES AND TERMS OF THE WARRANTS ISSUED AND EXPLAIN HOW THEY WERE VALUED AND ACCOUNTED FOR IN THE COMPANY'S FINANCIAL STATEMENTS.

            See response to Comment 35 above. The information requested has been presented in Note 9 (formerly Note 8).

      37. PLEASE REVISE THE NOTES TO THE COMPANY'S INTERIM FINANCIAL STATEMENTS TO DISCLOSE THE NUMBER OF SHARES ISSUABLE PURSUANT TO OUTSTANDING STOCK OPTIONS, WARRANTS, AND CONVERTIBLE NOTES PAYABLE, THAT COULD POTENTIALLY DILUTE THE COMPANY'S BASIC EARNINGS PER SHARE IN THE FUTURE, BUT THAT WERE NOT REFLECTED IN THE COMPANY'S DILUTED EARNINGS PER SHARE COMPUTATIONS FOR THE PERIODS PRESENTED BECAUSE THEIR IMPACT WAS ANTIDILUTIVE. REFER TO THE DISCLOSURE REQUIREMENTS OUTLINED IN PARAGRAPH 40C OF SFAS NO.128.

            We have provided the requested disclosures in a new paragraph added to the end of Note 2 of the Company's interim financial statements.

Note 13 - Business Acquisitions and Acquisition Liabilities
-----------------------------------------------------------

Changes in L'Attitudes, Inc. (CLA), page F-19
Island Resort Tours, Inc. and International Travel and Resort, Inc. (IRT/ITR), page F-20
------------------------------------------------------------------------------

      38. WE NOTE FROM YOUR DISCLOSURE THAT GOODWILL ASSOCIATED WITH THE CLA AND IRT/ITR ACQUISITIONS COMPRISES OVER 50 PERCENT OF THE TOTAL PURCHASE PRICE OF EACH ACQUISITION. CONSIDERING THE OVERALL SIGNIFICANCE OF GOODWILL RECOGNIZED IN YOUR FINANCIAL STATEMENTS,

            PLEASE DISCLOSE AND EXPLAIN IN DETAIL THE FACTORS THAT CONTRIBUTED TO YOUR DECISION TO PAY A PREMIUM THAT SIGNIFICANTLY EXCEEDED THE FAIR VALUE OF THE ASSETS AND LIABILITIES ACQUIRED IN BOTH OF THESE ACQUISITIONS. REFER TO PARAGRAPH 51(B) FOR GUIDANCE. ALSO EXPLAIN TO US HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPH A14 IN PREPARING THE PURCHASE PRICE ALLOCATION FOR EACH ACQUISITION. AS PART OF YOUR RESPONSE, YOU SHOULD EXPLAIN IN DETAIL WHY NONE OF THE PURCHASE PRICE WAS ALLOCATED TO CUSTOMER RELATIONSHIPS OR OTHER CATEGORIES OF INTANGIBLE ASSETS. IT APPEARS BASED ON THE NATURE OF THE BUSINESSES ACQUIRED IN BOTH THE CLA AND IRT/ITR ACQUISITIONS THAT SOME VALUE SHOULD BE ALLOCATED TO MARKETING RELATED INTANGIBLE ASSETS AND CUSTOMER-RELATED INTANGIBLES, SUBJECT TO AMORTIZATION.

            Note 13 has been modified to include a more detailed description of the nature of intangible assets acquired in these acquisitions, the methods used to value these assets and the periods over which the identifiable intangible assets are being amortized. The Company previously considered the examples of intangible assets in FAS 141, Appendix A4 in allocating the purchase price of these acquisitions. The review of identifiable intangible assets and valuation of such assets was performed internally by the Company's former CFO. The Company expects to continue to reevaluate its purchase price allocation regarding this acquisition and may make further adjustments with the first year following the acquisition as indicated in the last sentence prior to the tables that set forth the allocation of the purchase price for CIL (formerly referred to as "CLA") and IRT/ITR and as may be required by our auditors during the audit of the Company's December 31, 2006 financial statements.

      39. PLEASE EXPLAIN IN FURTHER DETAIL THE NATURE OF THE "WEB BASED ASSETS" ACQUIRED IN THE CLA ACQUISITION TRANSACTION THAT WERE VALUED AT $590,000. ALSO PLEASE EXPLAIN IN DETAIL HOW THE COMPANY VALUED THESE ASSETS FOR PURPOSES OF DETERMINING THE PURCHASE PRICE ALLOCATION. IN ADDITION, PLEASE REVISE THE NOTES TO YOU FINANCIAL STATEMENTS TO INCLUDE THE DISCLOSURES OUTLINED IN PARAGRAPH 44 OF SFAS NO.142 WITH RESPECT TO THESE INTANGIBLE ASSETS.

            Note 13 has been modified to include a description of the web-based assets acquired in the CIL (formerly referred to as "CLA") acquisition, the method used to value these assets and the periods over which the identifiable intangible assets are being amortized. See the disclosure in the first and fifth paragraphs in Note 13 related to CIL. . Further, the Company expects to continue to reevaluate its purchase price allocation regarding this acquisition and may make further adjustments with the first year following the acquisition.

      40. REFERENCE IS MADE TO YOUR DISCLOSURE ON PAGES F-19 AND F-21, WHERE YOU DISCLOSE THAT ADDITIONAL SHARES OF COMMON STOCK MAY BE ISSUED IF THE COMPANY, AS PART OF ANY SUBSEQUENT BUSINESS ACQUISITION ON OR BEFORE DECEMBER 31, 2006, ISSUES DYNAMIC COMMON STOCK TO AN ACQUIREE / SELLER AT A RATE LESS THAN $1.50 PER SHARE. WE ALSO NOTE YOUR RESPONSE TO COMMENT 54 FORM OUR LETTER OF MAY 12, 2006, WHERE YOU STATE THAT IF ADDITIONAL SHARES ARE ISSUED, THEY WOULD BE ACCOUNTED FOR AS AN ADDITION TO THE PURCHASE PRICE. PLEASE NOTE THAT WE DO NOT AGREE WITH YOUR CONCLUSION AS YOUR PROPOSED TREATMENT DOES NOT APPEAR TO COMPLY WITH THE GUIDANCE OUTLINED IN PARAGRAPHS 29 AND 30 OF SFAS NO.141. SINCE THE ISSUANCE OF ADDITIONAL COMMON SHARES WILL BE BASED ON SECURITY PRICES, IT DOES NOT APPEAR THAT THIS CONTINGENCY SHOULD CHANGE THE RECORDED COST OF THE ACQUIRED ENTITY AS OUTLINED IN PARAGRAPH 27, 29 AND 30 OF SFAS NO.141. PLEASE CONFIRM YOUR AGREEMENT WITH THIS ACCOUNTING TREATMENT AND REVISE YOUR NOTE TO YOUR FINANCIAL STATEMENTS TO DISCLOSE YOUR ACCOUNTING TREATMENT FOR THIS CONTINGENT CONSIDERATION.

            We concur with your application of the guidance outlined in paragraphs 29 and 30 of SFAS No.141. The Company has revised the third post-effective amendment by disclosing our accounting treatment related to the potential issuance of additional shares.

      41. WE NOTE FROM THE DISCLOSURES PROVIDE IN NOTE 13 ON PAGE F-22 THAT THE COMPANY ALLOCATED $1,600,000 OF THE PURCHASE PRICE FOR THE IRT/ITR ACQUISITION TO CERTAIN AIRLINE CONTRACTS ASSUMED IN THE TRANSACTIONS. PLEASE TELL US AND EXPLAIN IN THE NOTES TO THE FINANCIAL STATEMENTS HOW THE COMPANY DETERMINED THE VALUE ASSIGNED TO THIS INTANGIBLE ASSET. ALSO, PLEASE EXPLAIN HOW THE 32 MONTH AMORTIZATION PERIOD BEING USED FOR THIS ASSET WAS DETERMINED.

            The amortization period is three years or 36 months from the acquisition date. However, since the purchase price allocation was revised 4 months after the acquisition, the amortization will occur over the remaining life of 32 months. Disclosure has been added to
            Note 13 describing how value was assigned to these airline contracts and the remaining 32-month amortization period.

Note 15 - Subsequent Events, page F-24
--------------------------------------

      42. WE NOTE FROM YOUR DISCLOSURE THAT YOU ISSUED THE FOLLOWING EQUITY INSTRUMENTS SUBSEQUENT TO YOUR INTERIM PERIOD PRESENTED:

            o 100,000 SHARES OF COMMON STOCK ON JULY 1, 2006 AND 100,000 ADDITIONAL SHARES OF COMMON STOCK ON JULY 12, 2006 PURSUANT TO A STOCK PURCHASE AGREEMENT WITH MMA CAPITAL, LLC;

            o 15,000 SHARES OF COMMON STOCK PLUS 15,000 WARRANTS TO PURCHASE COMMON STOCK AT $1.00 PER SHARE ON JULY 10, 2006 TO DAVID O. JENSEN; AND

            o 250,000 SHARES OF COMMON STOCK AT AN EXERCISE PRICE OF $1.00 ON JULY 28, 2006 TO MILLER INVESTMENTS, LLC.

            IN THIS REGARD, PLEASE TELL US AND DISCLOSE IN NOTE 15 THE NATURE AND AMOUNT OF THE CONSIDERATION RECEIVED IN THESE TRANSACTIONS. YOUR RESPONSE AND YOUR REVISED DISCLOSURE SHOULD ALSO EXPLAIN HOW YOU VALUED AND ACCOUNTED FOR THE SHARES ISSUED IF CONSIDERATION OTHER THAN CASH WAS RECEIVED IN THESE TRANSACTIONS.

            The information you have requested in this Comment and similar information concerning other transactions that have occurred since your review have been included in Note 9 (formerly Note 8) and Note 15.

      43. PLEASE EXPLAIN IN NOTE 15 HOW YOU VALUED AND ACCOUNTED FOR THE 100,000 SHARES OF COMMON STOCK ISSUED TO MMA IN CONNECTION WITH THE AUGUST 8, 2006 MODIFICATION OF THE CONVERTIBLE DEBT OBLIGATION.

            The information you have requested in this Comment has included in
            Note 9 (formerly Note 8).

Changes in L'Attitude, Inc. Consolidated Financial Statements for the years ended December 31, 2005 and 2004
---------------------------------------------------------------------------

Cash and Cash Equivalents, page F-87
------------------------------------

      44. WE NOTE YOUR RESPONSE TO COMMENTS 57 FROM OUR LETTER OF MAY 12, 2006. PLEASE REVISE YOUR "CASH AND CASH EQUIVALENTS" DISCLOSURE ON PAGE F-87 AND ADD A "CASH AND CASH EQUIVALENTS" ACCOUNTING POLICY DISCLOSURE TO YOUR INTERIM FINANCIAL STATEMENT FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 TO INCLUDE THE AMOUNT OF CREDIT CARD PAYMENTS INCLUDED IN CASH AND CASH EQUIVALENTS AND A DISCLOSURE SIMILAR TO YOUR RESPONSE TO COMMENT 57 FORM OUR LETTER OF MAY 12, 2006.

            The requested disclosures have been added to Note 2 of the September 30, 2006 financial statements and Note 3 the 2005 financial statements of CIL (formerly referred to as "CLA").

Unaudited Pro Forma Combined Condensed Financial Statements
-----------------------------------------------------------

      45. WE NOTE THAT THE PRO FORMA FINANCIAL STATEMENTS ON PAGES F-94 THROUGH F-98 ONLY GIVE EFFECT TO THE CLA ACQUISITION. PLEASE REMOVE THE PRO FORMA FINANCIAL STATEMENTS ON PAGES F-94 THROUGH F-98, SINCE THE PRO FORMA FINANCIAL STATEMENTS ON PAGES F-113 THROUGH F-115 SHOW THE SAME PRO FORMA INFORMATION.

            The pro forma financial statements on former pages F-94 through F-98 have been removed from the third post-effective amendment.

Pro Forma Financial Statements, pages F-113 through F-115
---------------------------------------------------------

      46. PLEASE ADD AN INTRODUCTORY PARAGRAPH WHICH BRIEFLY SETS FORTH A DESCRIPTION OF THE TRANSACTIONS, THE ENTITIES INVOLVED, AND THE PERIODS FOR WHICH THE PRO FORMA INFORMATION IS PRESENTED. IN ADDITION, AN EXPLANATION OF WHAT THE PRO FORMA PRESENTATION SHOWS SHOULD BE PROVIDED.

            The information requested has been included in an introductory section of the pro forma financial statements.

      47. PLEASE REMOVE THE BALANCE SHEET INFORMATION ON PAGE F-113, AS YOUR MOST RECENT INTERIM PERIOD BALANCE SHEET ALREADY GIVES EFFECT TO THE TRANSACTIONS REFLECTED IN THE PRO FORMA FINANCIAL INFORMATION. ALSO, PLEASE ADD A PRO FORMA STATEMENT OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006, AS REQUIRED BY ITEM 310(D)(2)(I) OF REGULATION S-B.

            The pro forma balance sheet was removed from the registration statement and a pro forma statement of operations for the nine months ended September 30, 2006 has been included.

      48. REFERENCE IS MADE TO THE COLUMN ON PAGE F-114 LABELED "HISTORICAL DYNECO." PLEASE REVISE THIS COLUMN SO THAT IT AGREES WITH THE DYNECO RESTATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005.

            Former page F-114 has been changed as recommended and headings now conform to the descriptions set forth in the introduction section of the pro forma financial statements.

      49. REFERENCE IS MADE TO THE JANUARY 13, 2006 FINANCING TRANSACTION IN THE AMOUNT OF $2,000,000 DISCLOSED ON PAGE F-12. PLEASE REVISE THE PRO FORMA STATEMENT OF OPERATIONS TO ALSO GIVE EFFECT TO THIS FINANCING TRANSACTION. THE REVISED PRO FORMA INFORMATION SHOULD REFLECT THIS TRANSACTION AS IF IT HAD OCCURRED ON JANUARY 1, 2005, AND SHOULD INCLUDE THE EFFECT OF EACH OF THE FOLLOWING:

                  o THE DEBT DISCOUNT AMORTIZATION EXPENSE ASSOCIATED WITH THE BENEFICIAL CONVERSION FEATURE (BCF);

                  o THE CHANGE IN VALUE OF THE WARRANT LIABILITY ASSOCIATED TO THE WARRANTS ISSUED IN CONNECTION WITH THIS FINANCING TRANSACTION; AND

                  o     THE INTEREST EXPENSE ASSOCIATED WITH THE LOAN

            PLEASE SEPARATELY DISCLOSE THE AMOUNT FOR EACH OF THE ABOVE ITEMS. ALSO FOR EACH ITEM, PLEASE DISCLOSE IN DETAIL THE METHODS AND ASSUMPTIONS (I.E., EXPECTED INTEREST RATE, AMORTIZATION PERIOD, STOCK PRICE USED IN CALCULATION THE BCF, ASSUMPTION USED IN COMING UP WITH THE WARRANT LIABILITY AT THE BEGINNING AND THE END OF THE PERIODS PRESENTED, ETC.)

            The pro forma statements of operations have been modified and related Notes added as requested. The pro forma financial statements for the interim period have also been updated to include operations for the nine months ended September 30, 2006.

      50. REFERENCE IS MADE TO THE ACQUISITIONS OF CLA AND IRT/ITR DISCLOSED IN NOTE 13 ON PAGES F-19 THROUGH F-22. IN THIS REGARD, PLEASE GIVE EFFECT IN YOUR PRO FORMA STATEMENTS OF OPERATIONS TO THE FOLLOWING:

                  o THE CONVERTIBLE DEBT DISCOUNT AMORTIZATION EXPENSE ASSOCIATED WITH THE BENEFICIAL CONVERSION FEATURES OF EACH OF THE CONVERTIBLE NOTES ISSUED (BCF);

                  o THE REVISED DEPRECIATION/AMORTIZATION EXPENSE BASED ON THE ESTIMATED FAIR VALUE OF THE CLA AND IRT/ITR TANGIBLE/INTANGIBLE ASSETS FORM THESE ACQUISITIONS; AND

                  o THE INTEREST EXPENSE, IF ANY, ASSOCIATED WITH THE $1,440,000 ACQUISITION PAYABLE.

            PLEASE SEPARATELY DISCLOSE THE AMOUNT FOR EACH OF THE ABOVE ITEMS. ALSO FOR EACH ITEM, PLEASE DISCLOSE IN DETAIL THE METHODS AND ASSUMPTIONS (I.E., EXPECTED INTEREST RATE, AMORTIZATION PERIOD, STOCK PRICE USED IN CALCULATING THE BCF, THE FAIR VALUE OF THE TANGIBLE AND INTANGIBLE ASSETS, AND THE ESTIMATED USEFUL LIVES OF THE TANGIBLE AND INTANGIBLE ASSETS, ETC.) USED IN ESTIMATING THESE AMOUNTS. PLEASE SEPARATELY DISCLOSE THE ABOVE FOR EACH PERIOD AFFECTED IN YOUR PRO FORMA STATEMENT OF OPERATIONS.

            The pro forma statements of operations have been modified and related Notes added as requested, with the exception of the following: The historical carrying value of fixed assets was not materially changed upon the recording of the acquisitions; therefore, no pro forma adjustment was made to depreciation expense. Further, the $1,440,000 of acquisition payables accrued interest only upon certain future events occurring. As a result, no pro forma adjustment to interest expense relative to this obligation has been included in the pro forma statements of operations.

      51. REFER TO FOOTNOTE (C) ON PAGE F-15. PLEASE REVISE TO INDICATE THAT THIS ADJUSTMENT REPRESENTS INTEREST EXPENSE WITH RESPECT TO THE CONVERTIBLE NOTES ISSUED IN CONNECTION WITH THE ACQUISITIONS RATHER THAN INTEREST INCOME.

            The pro forma statements of operations have been modified as requested and the footnote (c) on interest expense expanded based on prior staff comments.

Legal Matters, page II-21
-------------------------

      52. PLEASE REVISE TO REFLECT THE FACT THAT THE LEGAL OPINION DATED SEPTEMBER 12, 2006 IS BY CRONE ROZYNKO, LLP.

            The Company has revised the third post-effective amendment to reflect the fact that the updated legal opinion is by Crone Rozynko LLP.

Exhibit 23.1: Consent of Crone Rozynko LLP (filed with Exhibit 5)
-----------------------------------------------------------------

      53.   WE NOTE THAT YOU HAVE FILED THE LEGAL OPINION HERE, RATHER THAN AS
            EXHIBIT 5. PLEASE MOVE TO EXHIBIT 5 IN YOUR NEXT AMENDMENT.

            The Company has moved the legal opinion of Crone Rozynko LLP to
            Exhibit 5.

      54. WE NOTE THAT YOU HAVE LIMITED YOUR LEGAL OPINION TO THE "INTERNAL LAWS OF THE STATE OF MINNESOTA (BASED SOLELY UPON OUR REVIEW OF A STANDARD COMPILATION THEREOF)." PLEASE DELETE THE IMPERMISSIBLE LIMITATION CONTAINED IN THE PARENTHESIS, WHICH MIGHT SERVE AS A DISCLAIMER.

            Crone Rozynko LLP has deleted the parenthetical from its opinion, as reflected in Exhibit 5 to the third post-effective amendment.

      55. EITHER DELETE THE NEXT-TO-LAST PARAGRAPH OR REFILE THE OPINION DATED THE DATE OF EFFECTIVENESS.

            Crone Rozynko LLP has deleted the next-to-last paragraph of its opinion, as reflected in Exhibit 5 to the third post-effective amendment.

Exhibit 23.2: Consent of Salberg & Company, P.A.
------------------------------------------------

      56. CURRENTLY THE AUDITOR'S REPORT DATES ON THE CONSENT OF SALBERG & COMPANY P.A. DOES NOT AGREE WITH THE DATES ON THE RELATED AUDITOR'S OPINION ON PAGE F-27. PLEASE REVISE ACCORDINGLY.

            The Company has corrected the scrivener's error on the consent of Salberg & Company P.A., as attached to the third post-effective amendment.

            The Company acknowledges that:

                  - The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

                  - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

                  - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

                  - The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

                                            Sincerely,

                                             /s/ Daniel G. Brandano
                                            ------------------------
                                                 Daniel G. Brandano
                                                 President


cc:      Scott C. Kline, Esq.
         Crone Rozynko LLP